UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Decision on Record Date for Quarterly Cash Dividend

- Due to the amendment of Article 165-12 (Special Cases for Profit Dividends) of the Financial Investment Services and Capital Markets Act on January 21, 2025, the quarterly dividend record date, which was previously set as the last day of March, June, and September, can now be determined by the Board of Directors. Accordingly, to enhance investors' predictability of dividends, our Board of Directors has pre-determined the dividend record dates for the 1st, 2nd, and 3rd quarters of 2025. The revised quarterly dividend record dates will be applied after the amendment of Article 59-2 (Quarterly Dividend) of the Articles of Incorporation, which is scheduled for approval at our 24th Annual General Meeting of Shareholders in March 2025.

- If there are any changes during the approval process for the Articles of Incorporation amendment at the 24th Annual General Meeting of Shareholders, we will promptly disclose the changes.

- The dividends for the 1st, 2nd, and 3rd quarter of FY2025 will be determined at the board meeting held before the dividend record date of each quarter.

- The quarterly Dividend Record Dates and Expected Cash Dividend Payment Dates for 2025 are as follows:

1st Quarter Dividend Record Date: May 2, 2025 / Expected Payment Date: May 30, 2025
2nd Quarter Dividend Record Date: August 1, 2025 / Expected Payment Date: August 29, 2025
3rd Quarter Dividend Record Date: November 4, 2025 /Expected Payment Date: November 28, 2025

*The expected quarterly dividend payment dates are subject to change upon discussions with relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 6, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer